SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# Bradesco BBI 12th London Virtual Conference

June 8, 2021

Eletrobras



# Disclaimer

Eletrobras

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they **reflect beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes" and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

**Estimates and forecasts refer only to the date on which they were expressed** and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, **and investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

As a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on 12/01/20, Eletrobras made adjustments to its transmission assets - RBSE, until then classified as financial assets for contract assets under the terms of CPC 47- Costumer Contract Revenue. Throughout the 2021 quarterly disclosures, comparisons with the 2020 quarters will be properly restated.

# Eletrobras Profile

Eletrobras

**LARGEST ELECTRIC UTILITY IN LATIN AMERICA**

**VISION TO BE AN INNOVATIVE CLEAN ENERGY COMPANY RECOGNIZED FOR ITS EXCELLENCE AND SUSTAINABILITY**

Hydropower
**91%**

Nuclear
**4%**

Thermal
**3%**

Wind & Solar
**2%**

**12,221**
**PERMANENT**
EMPLOYEES

**R$ 177 BILLION**
**IN ASSETS**

**97%**
CLEAN ENERGY



Existing
Eletrobras Companies' TLs
Eletrobras Companies' TLs with partnership
Other Companies' TLs

50,676 MW
INSTALLED **134 PLANTS**
**29%** IN BRAZIL

76,241 KM
IN TRANSMISSION LINES
**43.1%** IN BRAZIL

ONE OF THE 5 LARGEST
**HYDROPOWER PLANTS IN THE WORLD**
**IN INSTALLED CAPACITY**

# Largest Energy Company in Latin America


Social Capital
April/2021
42.57%
PÁTRIA AMADA BRASIL
38.32%
Others,
*free float*
2.96%
Government
5.92%
BNDES
10.23%
BNDESPAR

Common shares


27.78%
Others,
*free float*
51.82%
PÁTRIA AMADA BRASIL
3.62%
Government
BNDESPAR
11%
BNDES
5.78%

Preferred shares


6.52%
BNDES
6.68%
BNDESPAR
86.80%
Others,
*free float*

This presentation may contain estimates and projections. See disclaimer.

# Corporate and Operating Highlights

# **Generation** Performance in 2021

Eletrobras

### Installed Capacity

**50,676 MW**

Around

**29%** in Brazil

### Physical Guarantee (MWavg)



27,565
27%
73%
Quota
Non-quota

### Generated Energy (GWh)



51,545
18%
82%
Quota
Non-quota

Around

**33%** in Brazil

**- 7.1%**

Compared to 1Q20

It considers corporate ventures, SPEs and 50% of Itaipu

### Energetic Balance 2020-2021



33,3%
12,6%
9,4%
44,6%
5,3%
27,5%
12,6%
9,5%
45,0%
2020
2021
Uncontracted energy
ACL + MCP Realized
ACR (Regulated Mkt)
Nuclear
Quotas

Base: March/21

It considers available resources for energy sales net of hedge to protect against hydrological risk

### Generation Income (R$ billion)



5,95
(0,10)
5,85
0,35
0,16
0,36
172.13 R$/MWh
2,19
(0,26)
1,94
163.19 R$/MWh
227.49 R$/MWh
1,65
(0,04)
1,60
219.57 R$/MWh
0,93
(0,08)
0,86
0,93
0,10
1,03
1Q20
1Q21
Others
CCEE
ACL
ACR
Nuclear
GF Quotas

The average ACR price does not consider Amazonas GT, due to its particularities (PIEs and availability contract)

# **Transmission** Perfomance

**43.1%** in Brazil

**76,230 km** total of **Eletrobras' transmission lines** being **70,241 km** ≥ 230 kV

**98 large corporate works**
under construction
with potential revenue of + **R$ 333 million**

**R$ 2.3 billion**
Associated Investment

**14%**
RAP/Investment



Base Transmission Payment
R$ 380.357.030,94
12%
Chesf 3%
Eletronorte 4%
CGT Eletrosul 3%
Furnas 2%
Chesf 31%
Furnas 32%
Eletronorte 17%
CGT Eletrosul 8%
R$ 2.725.371.326,94
88%
Renewed contracts
New concessions



Tariff Review
698,56
1.050,68
1.054,70
1.049,69
1.042,66
1.039,02
1.048,30
1.030,88
1.038,79
1.036,05
Jun/20
Jul/20
Aug/20
Sep/20
Oct/20
Nov/20
Dec/20
Jan/21
Feb/21
Mar/21
Chesf
Eletronorte
CGT Eletrosul
Furnas
Amazonas GT

* Monthly Base Payment (not annual RAP). Does not include effects of re-profiling.

# Financial Discipline

# Financial Highlights

Eletrobras

| | | |
|---|---|---|
| **RoI IFRS**<br>**R$ 8,208 million**<br>**1Q21**, **8%** ⬆ than 1Q20 | **Ebitda IFRS**<br>**R$ 3,858 million**<br>**1Q21**, **11%** ⬆ than 1Q20 | **Net Profit IFRS**<br>**R$ 1,609 milhões**<br>**1T21**, **31%** ⬆ que 1T20 |
| **Recurring Net Operating Revenue (ROL)**<br>**R$ 8,200 million**<br>**1Q21**, **8%** ⬆ than 1Q20 | **Recurring Ebitda**<br>**R$ 4,938 million**<br>**1Q21**, **30%** ⬆ than 1Q20 | **Recurring Net Profit**<br>**R$ 2,742 million**<br>**1Q21**, **48%** ⬆ than 1Q20 |

**Dividends**

| | |
|---|---|
| **R$ 1.5 billion** | Declared at OGM |
| **+ R$ 2.3 billion** | Paid in Feb/2021 |
| **= R$ 3.8 billion** | To be distributed up to the end of 2021 |

**R$ 2.7 billion**

Issuance of Debentures

*Use of Proceeds*

| | |
|---|---|
| **R$ 1.2 billion** | **R$ 1.5 billion** |
| **Cash reinforcement** | **Angra 3** |
| CDI + 1.8% 5 years | IPCA + 4.9126% 10 years |

**Leverage**

**Net Debt / Adjusted Ebitda**

**1.4x** LTM

# Financial Discipline (R$ billion)

Eletrobras

## Net Debt / Ebitda

**Goal**

$$\frac{\text{Net Debt}}{\text{Adjusted EBITDA}} < 2.5$$



23.4
20.3
26.4
21.0
20.3
20.6
6.1
3.6
3.7
1.9
3.1
2.1
2.2
1.6
1.5
1.4
Dec/16
Dec/17
Dec/18
Dec/19
Dec/20
Mar/21
Net Debt
Net Debt / Ebitda without RBSE
Net Debt / Ebitda without RBSE



6.6
10.5
12.5
13.2
14.0
15.1
Dec/16
Dec/17
Dec/18
Dec/19
Dec/20
Dec/21
EBITDA with RBSE (LTM)

| March 2021 | |
|---|---|
| (+) Short-term debt (current liabilities) | 10,630 |
| (+) Long-term debt | 35,979 |
| **= Gross Debt** | **46,608** |
| (–) (Cash and cash equivalents + marketable securities) | 14,654 |
| (-) Financing Receivable | 10,086 |
| (-) Net balance of Itaipu Financial Assets | 1,304 |
| **Net Debt** | **20,565** |

This presentation may contain estimates and projections. See disclaimer.

# Investment Realized (R$ million)

| Investment | Invested 1Q21 | Budget 1Q21 | % | | Non realized 1Q21 |
|---|---|---|---|---|---|
| **Corporate Generation** | **273** | **734** | **37%** | | **461** |
| **Implantation** | **145** | **535** | **27%** | **Covid impacts, being:** | **77** |
| Angra 3 | 133 | 482 | 28% | Maintenance Angra I and II | **44** |
| Santa Cruz | 9 | 42 | 22% | TPP - Santa Cruz | **33** |
| Casa Nova | 1 | 2 | 82% | **Angra III (revisions by the end of RENUCLEAR)** | **349** |
| Others | 2 | 10 | 16% | | |
| **Maintenance** | **128** | **199** | **64%** | | |
| **Corporate Transmission** | **142** | **340** | **42%** | | **198** |
| Enlargement | 16 | 66 | 24% | Covid Impacts | **30** |
| Reinforcement and improvements | 96 | 230 | 42% | Delays in licenses, permits, etc. | **65** |
| Maintenance | 30 | 43 | 70% | Cost optimization | **32** |
| Infrastructure and others* | 64 | 147 | 44% | | 83 |
| **Corporate Total** | **479** | **1,221** | **39%** | | |
| **SPEs** | **40** | **77** | **53%** | | **36** |
| **Total** | **519** | **1,297** | **40%** | Teles Pires (postponement of contributions) | 26 |
| | | | | Chapada Piauí – Reimbursement Energy not generated - (postponement of contributions) | 13 |

*Environmental Quality, Infrastructure, Technological Development

# Debt and receivables profile

Eletrobras

**R$ 46.6 billion**

**Gross Debt without RGR from third parties 03.2021**


10.6
5.6
4.9
6.1
4.3
2.4
12.6
2021
2022
2023
2024
2025
2026
After 2026

**Debt Composition 03.2021**


5%
27%
68%
Real (R$)
Foreign currency
RGR
16%
0%
38%
21%
16%
9%
CDI
IPCA
TJLP
SELIC
Others
No indexing

**R$ 10.7 billion**

**Loans and financing receivable ***


3.8
1.8
1.2
0.8
0.4
0.4
2.5
2021
2022
2023
2024
2025
2026
After 2026

**Composition of Balances of Receivables 2020**


34%
66%
Real (R$)
Foreign currency
34%
63%
1%
CDI/Selic
IPCA
IGPM
Itaipu*

Does not include charges

Itaipu: fixed rate of 4% or 7.5% depending on the contract

* Does not include: receivables from Itaipu's financial assets of R$ 1.3 billion, receivables from RGR of third parties, PCLD of R$ 758 million and current charges.

# Currency exposure

Eletrobras

## Foreign Exchange Exposure on 03/31/21

| Asset | US$ thousand | % |
|---|---|---|
| Itaipu Loans Receivables | 641,295 | 74% |
| Itaipu Financial Asset | 228,864 | 26% |
| TOTAL | 870,159 | 100% |

| Liabilities* | US$ thousand | % |
|---|---|---|
| Bônus 2021 - Eletrobras | 641,092 | 34% |
| Bônus 2025 - Eletrobras | 497,881 | 29% |
| Bônus 2030 - Eletrobras | 739,496 | 23% |
| Others | 308,604 | 14% |
| TOTAL | 2,187,074 | 100% |

**-1,316.91**
Foreign Exchange

| | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | After 2026 | TOTAL |
|---|---|---|---|---|---|---|---|---|
| Asset (US$ million) | 622.55 | 216.24 | 31.37 | 0.00 | 0.00 | 0.00 | 0.00 | 870.16 |
| Liabilities (US$ million) | 709.96 | 45.85 | 46.32 | 19.76 | 517.65 | 19.97 | 827.76 | 2,187.07 |
| Foreign Exchange | -87.41 | 170.39 | -14.96 | -19.76 | -517.65 | -19.97 | -827.76 | -1,316.91 |

- **Short-term receivables in dollars higher than liabilities: mitigate the impact of exchange rate devaluation on cash flow.**
- **Relevant passive foreign exchange exposure in cash flow only after 2025**
- **85% of foreign currency debt with settlement in bullets, concentrated in 3 maturities, in 2021, 2025 and 2030**

*Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.* In the balance of Bonuses 2030 and 2025 there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February*

# Dividends

Eletrobras

| Payment Year | 2019 | 2020 | 2021 (Retained) | 2021 (Declared AGO) |
|---|---|---|---|---|
| Effective Payment Date | 2019.12.31 | 2020.09.09 | Retained Dividend - Payment 19.02.2021 | Declared on April 27, 2021 |
| Value (R$ million) | R$ 1,324.4 | R$ 2,595.7 | R$ 2,291.8 | R$ 1,517.5 |

All amounts shown above are shown as updated up to their respective payment dates, except for the current 2021, which still has no payment date.



Yield - Eletrobras
5.17%
4.35%
2.55%
5.93%
5.25%
4.81%
7.36%
6.77%
4.34%
2019
2020
2021
ON
PNA
PNB
Common
Preferred A and B

For the calculation of Yield, the payment values on their respective dates were used, as well as the share values on the dates of the declarations, except for the 2021 that considered the date of the 61st GM held on April 27th.. For 2021, the quotation on the day of the 61st AGO was used, in addition to the retained dividend.

# Privatization



# Processing deadline Provisional Measure 1031/ 2021

Eletrobras

**Up to 15 working days**

- 02/23/21 Provisional Measure Edition
- 5/19/21 Approval by the Chamber of Deputies
- Estimated date 1st week of June / 21 Voting by the Federal Senate
- New vote by the Chamber in case of modification by the Federal Senate of the MP conversion project Estimated date Until 06/21/21
- 6/22/21PM Expiration
- Sanction or Veto by the President of the Republic
  **Conditions for Negative**:
  - Inserted device be Unconstitutional or
  - Inserted device is contrary to the public interest
- Return to the National Congress for consideration in the event of a veto by the President of the Republic

# Main Milestone of Eletrobras Schedule

| Services | 1 | 2 | 3 | 4 | 5 |
|---|---|---|---|---|---|
| Description | Definition of the grant amount | Asset Segregation Model | Eletrobras Valuation | Advice for the deliberation of the unified General Meeting | Implementation of public offering of shares |

## BNDES Macroprocess

Hiring of Studies → Preparation of Studies → CPPI and TCU Approvals → Implementation → Closing

# Capitalization Provisional Measure 1031

- Notice published by BNDES in Mar/2021
- Inclusion of Eletrobras companies in the PND in Mar / 21
- Approval of the MP by the National Congress (deadline for quick discussion: 120 days and no commissions foreseen for the pandemic)
- Government + BNDES + Aneel + EPE + CNPE:

**Define assumptions for calculating the Economic Benefit (GF, price, losses, GSF, decotization period, Wacc etc.)**

**(+) Present value decotized plants**

New concession 30 years

**(-) Present value cotized plants**

- Plants quotas law 12.783 / 2013
- UHEs Itumbiara and Sobradinho
- UHE Tucuruí

**(-) Compensation for unamortized investments (concession fee)**

**(=) Economic Benefit**
Amount to be paid by Eletrobras for changing the contract / new 30-year contract regime

| | Established in the MP | Prelim numbers. gov. * |
|---|---|---|
| **Economic benefit** | **N/A** | **R$ 62.25 billion** |
| – Contractual obligations | – R$ 8.75 billion | – R$ 8.75 billion |
| Inv. São Francisco | R$ 350 million / year in 10 years | = |
| Inv. Amazônia Legal | R$ 295 million / year in 10 years | = |
| Inv. bacias de Furnas | R$ 230 million / year in 10 years | = |
| – CCC compensation | – until R$ 3,5 billion receivables | – R$ 2.5 billion |
| = Subtotal of Economic Benefit | To be calculated | R$ 51 billion |
| – 50% contributions to the CDE | 30 years to be paid | R$ 25.5 billion |
| – 50% to the Federal Government (granting bonus) | Source of funds: Capital increase, equity and leverage | R$ 25.5 billion |

*Assumptions (to be reviewed in the privatization process)
GSF + Losses: 10%
Price: R $ 155 in 2022-2029;
R $ 167 in 2030-2051
Discotting: 5 years Wacc 7.2%
Does not consider the effects of the extension of concessions by Law 14,052 / 20
Does not consider the compensation of quota plants as a basic X executive project
Considers FG review
Considers GAG improvement

# **Capitalization** Provisional Measure 1031

Eletrobras

- Itaipu and Eletronuclear privatization and segregation model
- **Eletrobras' EGM: decotization and segregation of Itaipu and Eletronuclear; the Union does not vote**
- Eletrobras will issue primary shares; the Brazilian government will not participate in this increase, therefore reducing its participation
- **The Government may sell its shares on the secondary market in order to ensure that it holds less than 50% of the common shares**
- Eletrobras should become a corporation without a controlling shareholder and with golden share in favor of the Union
- The voting capacity of Eletrobras' shareholders will be limited to 10%, regardless of their shareholding position
- Eletrobras must be able to sell its energy at prices in line with the Brazilian market (vs. under a quota regime)

## Itaipu, Eletronuclear and Government programs remain under the control of the Federal Government


FEDERAL GOVERNMENT
Eletronuclear
Itaipu
Government Programs
Luz Para Todos
(Light for All)
Procel
Proinfa
BUSA
Eletrobras
Eletropar
Furnas
Chesf
CGT Eletrosul
Eletronorte
Amazonas GT

Corporate model is an example, it depends on studies to be carried out.

# Other Relevant Issues

# ANGRA 3

Eletrobras

## Critical Path

Feb/2021
Public notice for contracting civil works and part of the electromechanical assembly
06/29/2021
Opening of proposals in public session

03/26/2021
First AFAC (Advance for Future Capital Increase) of **R$ 850 million** of the total of R$ 2,447 million scheduled for CapEx in 2021, by Eletrobras

## BNDES

New round to receive proposals for Technical Diligence ended in April 2021.
Proposals under review by the bank. Hiring of the winning company scheduled for May 2021.

## Direct Cost - Total R$ 27.11 billion
## Realized in 2021: R$ 146.8 million



Direct Cost (R$ Million)
8,580.1
3,001.9
3,724.5
4,056.8
3,564.1
2,646.1
1,256.9
283
27,113.7
2009-2020
2021
2022
2023
2024
2025
2026
2027
TOTAL

## Compliance

The Angra 3 project has a **specific Compliance structure** contracted in March/21 (Deloitte).

**1,405 MW**
In Nov/2026

**65.7%**
Physical progress until 04/30/2021

**R$ 8.7 billion**
Direct investment made

**R$ 18.4 billion**
Direct investment to be made

This presentation may contain estimates and projections. See disclaimer

# Law 14,052/2020

**Established new conditions for the renegotiation of the hydrological risk of electricity generation**

## Timeline

| 03/01/2021 | 03/31/2021 | 60 days | ? | ? |
|---|---|---|---|---|
| Presentation of the calculations by the CCEE and Effectiveness of the Marketing Rules | Publication of calculations by Aneel | Withdrawal and waiver of lawsuits | Request for extension of the granting period | Publication of the extension of the grant term |

## CCEE Calculations

**R$ 4.0 billion**
**Corporate** (direct operations Eletrobras companies)

**R$ 3.2 billion**
**Eletrobras estimate***, due to the 7-year limit on the extension of grants

**R$ 844 million**
**SPEs,** of which **R$ 355 million** proportional to Eletrobras participation

## Chesf*

**R$ 1,690 million** – **R$ 439 million** = **R$ 1,250 million**

| R$ 1,690 million | – | R$ 439 million | = | R$ 1,250 million |
|---|---|---|---|---|
| Amount unpaid per injunction | | Credits withheld at CCEE | | Net amount to be paid if the injunction that limits the GSF to 95% does not succeed |

*Amounts de April/21

*For UHEEs Itumbiara and Sobradinho the calculation indicates extension above the limit. Estimate calculated by the consultancy contracted by Eletrobras. The amount will only be accounted for after approval.

# RBSE Reprofiling

Eletrobras

## Impacts from 3Q21

| Financial component | 2020/2021 | 2021/2022 | 2022/2023 | 2023/2024 | 2024/2025 | 2025/2026 | 2026/2027 | 2027/2028 |
|---|---|---|---|---|---|---|---|---|
| Before Reprofiling | 6.0 | 6.0 | 6.0 | 4.8 | 4.8 | 4.8 | - | - |
| After Reprofiling | 6.0 | 1.6 | 2.4 | 5.0 | 5.0 | 5.0 | 5.0 | 5.0 |
| **Difference** | **0** | **-4.4** | **-3.6** | **0.2** | **0.2** | **0.2** | **5.0** | **5.0** |

| Total RBSE after Reprofiling | 2020/2021 | 2021/2022 | 2022/2023 | 2023/2024 | 2024/2025 | 2025/2026 | 2026/2027 | 2027/2028 |
|---|---|---|---|---|---|---|---|---|
| Financial Component | 6.0 | 1.6 | 2.4 | 5.0 | 5.0 | 5.0 | 5.0 | 5.0 |
| Economic Component | 3.2 | 3.2 | 3.2 | 2.3 | 2.3 | 2.3 | 2.3 | 2.3 |
| **Total** | **9.2** | **4.8** | **5.6** | **7.3** | **7.3** | **7.3** | **7.3** | **7.3** |

### Main amendments – Aneel Resolutions 2848, 2849, 2850 and 2853

- Reduction of the payment curve mainly in the 2021/2022 and 2022/2023 cycles
- Increase in the flow of payments in the cycles after 2023, extending such installments until 2027/2028, preserving the remuneration by the WACC.

Data with sectorial charges.

# Rationalization of SPEs

Eletrobras

| COMPLETED OPERATIONS | |
|---|---|
| Closing | 11 SPEs |
| Incorporation (EBITDA=R$144k) | 31 SPEs |
| Uncrossing | 2 SPEs |
| Sale (Total = R$ 2,273k) | 51 SPEs |
| Auction 01/2018 (R$ 1,330,4 million) | 27 SPEs |
| Competitive Proc. 01/2019 (R$896,9mi) | 24 SPEs |
| TOTAL OPERATIONS | 95 SPEs |



178
175
172
136
94
Pindaí (11)
11
83
TGO
FOTE
TSLE
3
IGESA
Baleia (6)
Famosa (3)
Baguari En.
CSE
C. Integr.
Manaus C.
Amapari
15
LNT
1
Chapada I (8)
Chapada II (7)
15
49
Dec/16
Dec/17
Dec/18
Dec/19
Dec/20
Incorporation
May/21
Incorporation
Closing
Sale
Uncrossing
Dec/21
Completed
Planned

# History Contract with Independent Producers

- Manaus Energia S / A, former subsidiary of Eletronorte + CEAM, created Amazonas Energia
- 2005: Amazonas Energia contracted 5 PIEs to supply Manaus: expand the generation capacity to serve the Manaus System, with all generation being based on fuel oil, as natural gas was not yet available in Manaus - Contractual term: 20 years (2005-2025)
- Pies reversal at the end of the contract: leasing
- Contracts approved by ANEEL (Order No. 3,758 / 2009), with the right to benefit from the CCC Reimbursement until the end of the contract


305 MW
Isolated Manaus System in crisis. (Energy Rationing)
60MW
60MW
65MW
60MW
60MW

## Deverticalization Amazonas GT

Assignment to GT:
Original Pies
Contracts Gas
Indoor UTEs

Eletrobras Amazonas GT — G+T ⟷ 2018 ⟷ Eletrobras Distribuição Amazonas — D

2019 → Amazonas Energia

## Amazonas D Privatization

- Signing of Electricity Purchase and Sale Contracts - CCVEEs (Pass-Through) between GT and Distribution Company
- PM-855/2018 and Decree No. 9,582 / 2018: concatenation of gas and energy contracts

# Current Contractual Relationship PIEs x Amazonas GT x Amazonas Energia

Eletrobras

**PIE**

**305 MW 100% of Inflexibilty**



**Without fuel**

Revenues PIE x AmGT

O&M

Wattage

**AmGT**

Pass-Through Contracts

**305 MW 100% of inflexibility**

Eletrobras Amazonas GT

**With fuel**

Revenues AmGT x AmE

O&M

Wattage

GN

**AmE**

**305 MW 100% of inflexibility**

AMAZONAS ENERGIA

The Case:

- 100% of the cargo of the Manaus System: cannot be met by the SIN for energy security and to avoid blackouts
- ONS: 55% of the cargo from Manaus must be met by internal generation, and the PIEs must be contracted to meet this requirement.
- 50% Cargo from Amazonas Energia predominantly industrial migrated to the ACL, ceasing to belong to the distributor's captive market.

**Involuntary over-contracting Amazonas D: surplus 500 MW = increasing debt with Amazonas GT**

Revenues Natural Gas

GN

Supply of Natural Gas

cigás Companhia de Gás do Amazonas

- PORTION OF COMMODITY PORTION OF TRANSPORTATION MARGIN PORTION: means the portion of the gas supply price referring to the gas distribution margin by Cigás. Take or Pay and Ship or Pay conditions

Relationship Duration: May / 2025

# Proposed Contractual Amendment to the CCVEs of the PIEs Plants

| Contract Currently | Amendment ProposalConsensual between the Parties |
| --- | --- |
| ▪ Inflexibility: 100%<br>▪ RF = 315 R$/MWh<br>▪ CVU = zero<br>▪ Dispatch of UTEs: Base Operation (Flat)<br>▪ Dispatch Cost: Billed to Amazonas Energia | Inflexibility: 25%<br>▪ RF = 487.36 R$/MWh<br>▪ CVU = 638.66 R$/MWh<br>▪ Dispatch of UTEs: Operation in order of merit only if CVU < PLD<br>▪ Dispatch Cost Above Inflexibility: CCC |

03/12/2021: SMA / ANEEL mediation requested to close the additive with Amazonas Energia

03/19/2021: 1st Mediation meeting with SMA / ANEEL

03/22/2021: Meeting with the PIEs to close the draft of the additives

03/23/2021: Meeting with AME to align the draft to be sent to ANEEL

03/24/2021: 2nd mediation meeting with SMA / ANEEL

03/25/2021: Submission to ANEEL of the draft of the additive agreed with the PIEs and aligned with Amazonas Energia as provided in Order 116/2021.

05/28/2021: Meeting scheduled by the Reporting Director with Amazonas GT, Amazonas Energia and PIEs.

# Proposed Contractual Amendment to the CCVEs of PIEs

Eletrobras


PIE
Without fuel
AmGT
Pass-Through Contracts
With fuel
AmE
305 MW Availability
Inflexibility 25% (≅76.25MW)
Revenues PIE x AmGT
O&M
Wattage
305 MW Availability
Inflexibility 25% (≅76.25MW)
Revenues AmGT x AmE
O&M
Wattage
GN
305 MW Availability
Inflexibility 25% (≅76.25MW)
GN
Revenues Natural Gas
Supply of Natural Gas
cigás

Relationship Duration: May / 2025

# Amazonas **Energia**

Eletrobras

**Debts with Eletrobras Holding – R$ 4 billion**

Refinancing Recently approved with the following pillars

- Adjustment of the payment curve to the reality of Ame Energia
- Interest rate adjustment
- Complement of real guarantees
- Total Allowance for Loan and Losses: R$ 652 million

**Energy Debts with Amazonas GT - R$ 1.78 billion, of which R$ 1.33 billion is settled by contractual instruments.**

Total Provision for Allowance for Loan Losses in 2019: R$ 65 million
Total Provision for Allowance for Loan Losses in 2020: R$ 454 million
Total Provision for Allowance for Loan Losses in 2021: R$ 10 million
**Total Provision for for Loan and Losses: R$ 529 million**

- Equated Debt via financial instrument (ICD PIEs): R$ 841 million

✓ Grace period (principal) of 4 months - until Feb/21; Total term of 5 years

✓ Cost of CDI + 3.75% p.a.

✓ Guarantees and Prepayment Clause

# Amazonas **Energia**

Eletrobras

**Debts with Amazonas GT (continued)**

- **Equated Debt via financial instrument (ICD (debt confession instrument) Balbina): R $ 372 million**

✓ Grace period (principal) of 4 months - until Apr / 21; Total term of 40 months

✓ Cost of CDI + 3.75% per year

✓ Guarantees and Prepayment Clause

- **ICD of 2019: R$ 291 million**

✓ Grace period (principal) of 12 months - until Oct / 20; Total term of 48 months;

✓ Cost of 124.75% of the CDI;

✓ Linking revenue in guarantee

- **Total Energy Debt outstanding in March/21: R$ 450 million, of which R$ 400 million from PIEs contracts and R$ 50 million in court (plants in the interior)**

# Property, plant and equipment in progress - AIC

Eletrobras

| Calculation of the AIC "Reimbursable" - Amount to be paid to Eletrobras (R$ Thousand) - (Base Date Jun / 20) | | | |
|---|---|---|---|
| **Company** | **Calculated by Aneel** | **Calculated by the consultancy** | **Status** |
| **Ceal** | 60,237 | 61,327 | Ended |
| **Cepisa** | 32,608 | 44,939 | Ended |
| **Amazonas Energia** | 361,565 | 361,565 | In progress |
| **Boa Vista Energia** | 16,451 | 18,662 | In progress |
| **Ceron** | 116,248 | 116,248 | Declined |
| **Eletroacre** | 42,385 | 42,385 | Ended |
| **Total** | **629,494** | **645,126** | |

OBS: Values above will be corrected by the IPCA until the date of the RTE and then corrected by 111% of the SELIC until the date of signature of the contract regulating the payment

* Amazonas: Eletrobras understands that there is an extra component in the amount, of approximately R$ 85 million, to be added in the table above, as it refers to special obligations that had already been discounted in the valuation of the distributor; and
** The AIC of Cepisa and Ceal are approved by the board and CA, with only the conclusion of the draft of the consensus contract between the parties to carry out the signature and Eletrobras start receiving the values. Only one clause is still under discussion in the contract.
*** Valuation reports of the AIC of Eletroacre and Ceron were delivered by Energisa in April / 2021. Eletrobras approved the AIC of Eletroacre, but disapproved of Ceron, requesting, by letter, hiring a new consultancy to determine the AIC of this distributor, as defined in the purchase and sale agreement.

**What are:**

- Property, plant and equipment in progress - AIC, on the base date of Feb / 17
- Not considered in the valuation of the distributors. Eletrobras is entitled to 50% of the AIC recognized by Aneel in the Net Remuneration Base in the first tariff review that took place in 2020.
- Amounts will be recorded by Eletrobras, after signing the contract, recognizing the value of the AIC and regulating the form of payment.
- Payment conditions already established in the notice: in cash or in up to 60 installments corrected by 111% of SELIC.

**MP 998/2020 converted into Law 14,120/2021:** Distributors will receive from CDE 100% of the "refundable" AIC in up to 3 years, adjusted by SELIC and these assets become special obligations in the Remuneration Base, reducing the tariff of consumers.

# CCC credits assigned by the Distributors

Eletrobras

| Company | Value | Responsible for payment | Status |
| --- | --- | --- | --- |
| **Amazonas Energia** | 2,433* | Federal Government - Economic and Energy "inefficiency" - Granting Bonus; Amazonas D | Inspection completed by Aneel - provision for compensation for economic benefit Privatization Eletrobras |
| **Boa Vista Energia** | 207 | CDE | 1st and 2nd period – under analysis Aneel (NT nº 49/2020 – SFF-SFG-SRG / ANEEL => 1st period) |
| **Ceron** | 3,129 | CDE | 1st period – Finished<br>2nd period - under analysis by Aneel |
| **Eletroacre** | 332 | CDE | 1st period – Finished<br>2nd period - under analysis by Aneel |
| **Total** | **6,101** | | |

* The balance of R$ 2,433 million from Amazonas consists of a return obligation to CCC in the order of R$ 481.6 million referring to the final inspection result of the first and second period carried out by Aneel, and a credit receivable from the Treasury National economic and energy "inefficiency" of R$ 2.47 billion, in addition to current credits of R$ 442 million with a contract signed with the distributor to return the amount received from the credits and which could not have been assigned to Eletrobras. The credit for economic and energy inefficiency is updated by Selic. The amount to be returned to CCC must be discounted from the credit receivable from CCC in relation to the amounts assigned from the other distributors.

# Thank you!

RI Eletrobras
ombudsman-ri@eletrobras.com

Eletrobras

